Medicus Pharma Ltd.
300 Conshohocken State Road, Suite 200
Conshohocken, PA 19428

May 28, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Joshua Gorsky

Re: Medicus Pharma Ltd.
Registration Statement on Form S-1
Filed May 27, 2025
CIK: CIK0001997296

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the Registration Statement on Form S-1, File No. 333-287599, as amended (the "Registration Statement"), relating to the registration of 1,375,000 units, each unit consisting of one common share of Medicus Pharma Ltd. (the "Company"), no par value, and one warrant to purchase one common share, be accelerated to May 29, 2025 at 5:00 PM ET or as soon thereafter as may be practicable.

Please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP, special counsel to the Company, at (212) 373-3434, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

*****

Very truly yours,

By:	/s/ Raza Bokhari
Name:	Dr. Raza Bokhari
Title:	Executive Chairman and Chief Executive Officer